1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 24, 2019

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant” and the “Trust”)

File No. 333-233450

Dear Mr. Ellington:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) accounting comments to the Registrant’s Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus”) with respect to the proposed reorganization (“Reorganization”) of the PIMCO EqS® Long/Short Fund (the “Target Fund”), a series of PIMCO Equity Series, with and into the PIMCO RAE Worldwide Long/Short PLUS Fund (the “Acquiring Fund”), a series of the Trust. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Proxy Statement/Prospectus.

Comment 1: In footnote 2 to the Annual Fund Operating Expenses table, please include the language from the Target Fund’s prospectus stating the conditions under which Pacific Investment Management Company LLC (“PIMCO”) may recoup amounts waived or reimbursed in future periods. Please also disclose that any recoupments would be limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture.

Response: Comment accepted. The disclosure has been revised as follows:

(2)      PIMCO has contractually agreed, through October 31, 2019, to waive a portion of the Fund’s supervisory and administrative fees, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage

Kenneth Ellington September 24, 2019 Page 2

of average daily net assets attributable to each class). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to PIMCO Equity Series at least 30 days prior to the end of the then current term. In any month in which the investment advisory contract or supervision and administration agreement is in effect, ~~Under certain conditions,~~ PIMCO ~~may recoup amounts~~ is entitled to reimbursement by the Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) ~~in future periods, not exceeding three years~~ during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. Amounts waived or reimbursed that are subject to recoupment under this agreement and that accrued prior to the Reorganization would be available for recoupment from the Acquiring Fund by PIMCO following the Reorganization.

Comment 2: With respect to the Target Fund’s fee waiver discussed in footnote 2 to the Annual Fund Operating Expenses table, please confirm that the amounts waived that are subject to recoupment will not be carried over to the merged entity.

Response: Amounts waived pursuant to the Target Fund fee waiver discussed in footnote 2 to the Annual Fund Operating Expenses table that are subject to recoupment and that accrued prior to the Reorganization will be available for recoupment from the Acquiring Fund by PIMCO following the Reorganization.

Comment 3: In “Additional Information Regarding the Proposal—Portfolio Transitioning,” it is disclosed that, “If the Reorganization had taken place as of August 6, 2019, it is estimated that approximately 27% of the Target Fund would have been sold and other securities would have been purchased to more closely align to holdings of the Acquiring Fund. If such sales had occurred as of August 6, 2019, it is estimated that the transaction costs associated with repositioning would have been up to approximately 0.265% of Target Fund net assets.”

In the locations noted below, to the extent not already provided, please disclose: (i) the approximate amount of the Target Fund that would have be sold to more closely align to holdings of the Acquiring Fund stated as a percentage of the Target Fund’s assets; (ii) an estimate of portfolio transaction costs that would have been generated as a result of such sales, stated as both a percentage of Target Fund net assets and in dollars; and (iii) the estimated impact to Target Fund shareholders regarding capital gain distributions stated in both per-share amounts and dollars.

Kenneth Ellington September 24, 2019 Page 3

Please include this disclosure in each of (a) “Questions and Answers Relating to the Proposals—Questions and Answers – Proposed Reorganization Agreement—Will the portfolio of the Target Fund be repositioned prior to the Reorganization?,” (b) “Proposal – Approval of the Reorganization Agreement—The Reorganization,” (c) “Additional Information Regarding the Proposal—Portfolio Transitioning,” (d) “Statement of Additional Information—Additional Information,” and (e) the unaudited Notes to Financial Statements, please disclose to the extent not already provided:

Response: Comment accepted. The disclosure has been updated to provide as follows:

If the Reorganization had taken place as of August 6, 2019, it is estimated that approximately 55% of the Target Fund would have been sold and other securities would have been purchased to more closely align to holdings of the Acquiring Fund. If such sales had occurred as of August 6, 2019, it is estimated that the transaction costs associated with repositioning would have been up to approximately 0.265% of Target Fund net assets, or approximately $917,564, and that such sales would have had no impact to Target Fund shareholders regarding capital gain distributions.

Comment 4: In the “Additional Information Regarding the Proposal—Federal Income Tax Consequences” section, please include disclosure related to any potential loss or limitation on the use of capital loss carryforwards.

Response: Comment accepted. The disclosure has been updated to provide as follows:

As of June 30, 2019, the Target Fund does not have any material capital loss carryforwards. Acquiring Fund’s capital loss carryforwards are not expected to be limited in connection with the Reorganization.

Comment 5: Please consider including the name of the surviving fund, rather than “Combined Pro Forma Portfolio,” in the “Combined Schedule of Investments,” “Pro Forma Combined Statement of Assets and Liabilities” and “Pro Forma Combined Statements of Operations.”

Response: The Registrant has considered the Staff’s comment and respectfully declines to make the suggested change in order to avoid investor confusion.

Kenneth Ellington September 24, 2019 Page 4

Comment 6: In the “Pro Forma Financial Information—Combined Schedule of Investments,” please identify any securities that are expected to be sold before or after the closing date of the Reorganization so that the Target Fund conforms to the Acquiring Fund compliance guidelines and/or investment restrictions. If no securities have been identified that will be sold, please include the following statement: “As of XX date, all securities held by the Target Fund would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.”

Response: Comment accepted. The disclosure in the unaudited Notes to Financial Statements has been updated to provide that, “In order to conform to the PIMCO RAE Worldwide Long/Short PLUS Fund compliance guidelines and/or investment restrictions, the PIMCO EqS® Long/Short Fund will liquidate all common stock, commercial paper, preferred equity, equity ETF, equity swaps, equity futures, currency positions and cash collateral backing corresponding equity positions so that the liquidation proceeds can be invested consistent with the then-current holdings of the PIMCO RAE Worldwide Long/Short PLUS Fund in connection with the Reorganization.”

Comment 7: In the unaudited “Notes to Financial Statements,” please disclose: (i) the estimated dollar amount of Reorganization costs that PIMCO is expected to pay; and (ii) if there have been any changes to significant accounting policies, including valuation polices.

Response: Comment accepted. The disclosure has been updated to provide that, “The Funds’ investment adviser, Pacific Investment Management Company LLC, will bear the costs of the combination (exclusive of any brokerage commissions or other portfolio transaction costs of the RAE Worldwide Long/Short PLUS Fund or the EqS® Long/Short Fund, which will be borne by the RAE Worldwide Long/Short PLUS Fund or EqS® Long/Short Fund, respectively), which are expected to be approximately $420,000.” The Registrant confirms that there have been no changes to significant accounting policies.

*                     *                    *

We believe that the foregoing has been responsive to the Staff’s accounting comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:     Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP